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05036059

SECURITIES AND EXCHANGE COMMISSION
Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accrued Equities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite 306
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald 631 423-7373 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph A. Don Angelo, CPA
(Name – *if individual, state last, first, middle name*)

22 Jericho Turnpike (Address) Mineola (City) NY (State) 11501 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Schoenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accrued Equities, Inc., as of 12/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN T. MONTE
Notary Public, State of New York
No. 01MO793[illegible]
Qualified in Suffolk County
Commission Expires Oct. 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Report on Internal Controls required under SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719
e-mail joseph.donangelo@verizon.net

INDEPENDENT AUDITOR'S REPORT

Accrued Equities, Inc.

We have audited the accompanying statement of financial condition of Accrued Equities, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2004, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph A. Don Angelo

Mineola, New York
February 3, 2005

ACCRUED EQUITIES, INC.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 53,081
Securities owned:	
Marketable, at market value	137,866
Not readily marketable, at estimated fair value	1,650
Furniture & fixtures (net of depreciation)	1,773
Accounts receivable	34,841
Prepaid insurance	1,750
Prepaid taxes	1,039
Total assets	$ 232,000

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 16,337
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued 200 shares outstanding	40,696
Retained earnings	174,967
Total stockholders' equity	215,663
Total liabilities and stockholders' equity	$ 232,000

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Income
for the Year Ended December 31, 2004

Revenues:		
Commissions		$ 91,644
Trading gains and losses		8,543
Interest		8
Dividends		4,149
Investment advisory fees		336,220
Total Revenue		440,564
Expenses:		
Regulatory fees and expenses		6,478
Other expenses:		
Consulting fees	10,000	
Administration/management fees	302,000	
Advertising	8,030	
Rent	22,800	
Postage, dues, supplies and subscriptions	18,279	
Communications	6,281	
Printing	5,757	
Miscellaneous & bank charges	741	
Petty cash, automobile and travel	5,200	
Repairs	918	
Non-qualified pension	24,000	
Accounting and auditing	8,773	
Bond insurance expense	5,198	
Depreciation expense	1,564	
Total other expense		419,541
Total expenses		426,019
Net income before income taxes		14,545
Provision for income taxes		(442)
Net income		$ 14,987

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2004

	Capital Stock Common		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances at January 1, 2004	200	$ 40,696	$ 159,980	$ 200,676
Net income			14,987	14,987
Balance at December 31, 2004	200	$ 40,696	$ 174,967	$ 215,663

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$14,987
Adjustments to reconcile net cash provided by operating activities	
Depreciation	1,564
(Increase) decrease in operating assets:	
Accounts receivable	(4,696)
Securities not readily marketable	4,725
Securities segregated under federal and other regulations	(9,368)
Prepaid insurance	(1,750)
Prepaid income taxes	50
Increase (decrease) in operating liabilities:	
Payables to non-customers	5,605
Total Adjustments	(3,870)
Net cash provided by operating activities	11,117
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of long-term investment	(6,703)
Purchase of office equipment	(1,564)
Sale of long-term investments	8,738
Net cash provided by investment activities	471
Increase in cash	11,588
Cash at beginning of the year	41,493
Cash at end of year	$53,081

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2004

1. **Organization and Nature of Business:**

The Company is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers (NASD).

The Company has 200 shares of no-par value common stock issued and outstanding. There is no stated value.

2. **Significant Account Policies:**

Securities:

In accordance with industry practice, short-term marketable securities are valued at market value. Securities not readily marketable are valued at fair value as determined by management.

Investment Advisory Income:

Investment advisory fees are received from a mutual fund that the Company provides advisory services for.

Distribution and Underwriters Income:

The Company receives income from a mutual fund for underwriting and distribution services to the Fund.

Income Taxes:

The Company is an accrual basis regular corporation. The Company does not recognize any deferred taxes payable or refundable.

Depreciation:

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using the income tax basis method, based upon the estimated useful life and salvage value of the asset.

The company elects occasionally Internal Revenue Code Section 179 to expense certain assets. Depreciation expense for the year ended December 31, 2004 is $1,564. Office equipment and the related depreciation expense accounts are not material to the financial statements taken as a whole.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period.

3. Equity:

There was no difference between net capital computation computed by the Company and the audited report.

4. Related Party Transactions:

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. In addition, the Company and Mutual Fund share facilities with the law office. The Company has no fixed-term lease for its office. Disbursements for certain shared expenses, including rent, telephone and office expenses are made on a basis, which they consider equitable, although they are not arms-length.

5. Transactions with Affiliates:

Accrued Equities is the investment advisor, the underwriter and a distributor for a mutual fund, the New Alternatives Fund, Inc. The officers of Accrued Equities, Inc. are also officers of the New Alternatives Fund, Inc.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The end of the year capital ratio was 1:11.7 at December 31, 2004. The Company had net capital in excess of its required net capital.

8. Income Taxes:

The Company has overpayments to its credit for Federal and New York State Corporation Income Taxes. Federal income tax expense was ($510) for 2004. New York State corporation taxes were $68 for 2004. The company received refund claims in 2004 from both the Federal government and New York State which accounts for the negative income tax expense. The amount of the Federal refund was $1,410. The New York State refund was $582. Deferred taxes payable are approximately $11,000 as of December 31, 2004.

Schedule I

Accrued Equities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

Net Capital		$ 215,663
Total capital and allowable subordinated borrowings		215,663
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable	$ 1,650	
Furniture, equipment, and leasehold improvements, net	1,773	
Other assets	2,789	6,212
Other deductions and/or charges		
Net capital before haircuts on securities positions (tentative net capital)		209,451
Haircut on securities		
Stocks and warrants	14,970	
Undue concentrations	1,988	16,958
Net capital		$ 192,493
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Other accounts payable and accrued expenses		16,337
Total aggregate indebtedness		$ 16,337
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 1,089
Total		$ 1,089
Minimum dollar net.capital requirement		$ 5,000
Excess net capital at 1,000 percent		$ 190,859
Ratio: Aggregate indebtedness to net capital		1:11.7

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719
e-mail joseph.donangelo@verizon.net

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To Accrued Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Accrued Equities, Inc. for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Accrued Equities, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph A. Don Angelo

Mineola, New York
February 3, 2005